Kinetics Portfolios Trust
615 East Michigan Street | Milwaukee, Wisconsin 53202
June 17, 2025
Ms. Samantha Brutlag
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Kinetics Portfolios Trust (the “Trust”) File No. 811-09923
Dear Ms. Brutlag:
This correspondence responds to a comment that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on June 9, 2025, with respect to Amendment No. 44 to the Trust’s Registration Statement on Form N-1A filed May 8, 2025 (the “Amendment”) with respect to each of its series (each a “Portfolio,” together the “Portfolios”). For your convenience, the comment has been reproduced with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Prospectus
Comment 1.Discussion regarding the Secured Overnight Financing Rate (“SOFR Risk”) on page 66 of the Prospectus should generally be updated and revised given the discontinuation of LIBOR and history of SOFR.
Response:    The Trust undertakes to make clarifying changes to this disclosure in the next POS AMI filing.

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If you have any questions regarding the above response, please do not hesitate to contact Chad Fickett at (608) 716-8890 or chad.fickett@usbank.com.
Sincerely,

/s/ Jay Kesslen
Jay Kesslen
Assistant Secretary and Vice President of the Trust and the Company